UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                           Washington D.C. 20549

                              SCHEDULE 13D

                  Under the Securities Exchange Act of 1934
                             (Amendment No. 10)*

                      TURNER BROADCASTING SYSTEM, INC.
                              (Name of Issuer)

                CLASS B COMMON STOCK, PAR VALUE $.0625 PER SHARE
                       (Title of Class of Securities)

                                 900262 50 2
                               (CUSIP Number)

                             Peter R. Haje, Esq.
                     General Counsel, Time Warner Inc.
             75 Rockefeller Plaza, New York, NY 10019 (212) 484-8000


          (Name, Address and Telephone Number of Person Authorized to
                      Receive Notice and Communications)

                             September 22, 1995
           (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this schedule because of Rule 13d-
1(b)(3) or (4), check the following box /  /.

Check the following box if a fee is being paid with the statement / /. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in
Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for the other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 18

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                          SCHEDULE 13D

CUSIP No.  900262 50 2              Page 2 of 18 Pages

1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
            Time Warner Inc.
            IRS No. 13-1388520

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
            a /  /         b /  /

3    SEC USE ONLY

4    SOURCE OF FUNDS*
            WC

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)               /  /

6    CITIZENSHIP OR PLACE OF ORGANIZATION
            Delaware

NUMBER OF               7   SOLE VOTING POWER
SHARES                        0
BENEFICIALLY
OWNED BY                8   SHARED VOTING POWER
EACH                          54,691,827 (See Item 5)
REPORTING
PERSON                  9   SOLE DISPOSITIVE POWER
WITH                          0

                        10   SHARED DISPOSITIVE POWER
                              54,691,827 (See Item 5)

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON
            54,691,827 shares (See Item 5)

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                         /  /

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            Approximately 32.7% (See Item 5)

14   TYPE OF REPORTING PERSON*
            CO

*SEE INSTRUCTIONS BEFORE FILLING OUT!
INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE
ATTESTATION.

                        SCHEDULE 13D

CUSIP No.  900262 50 2              Page  3  of 18  Pages

1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
            Time TBS Holdings, Inc.
            IRS No. 13-3412926

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
          a /  /         b /  /

3   SEC USE ONLY

4   SOURCE OF FUNDS*
            AT

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)                /   /

6   CITIZENSHIP OR PLACE OF ORGANIZATION
            Delaware

NUMBER OF               7  SOLE VOTING POWER
SHARES                        0
BENEFICIALLY
OWNED BY                8   SHARED VOTING POWER
EACH                          25,329,714 (See Item 5)
REPORTING
PERSON                  9   SOLE DISPOSITIVE POWER
WITH                          0

                        10   SHARED DISPOSITIVE POWER
                              25,329,714 (See Item 5)

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON
            25,329,714 shares (See Item 5)

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                     /   /

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            Approximately 15.5%

14   TYPE OF REPORTING PERSON*
            CO

*SEE INSTRUCTIONS BEFORE FILLING OUT!
INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE
ATTESTATION.

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                        SCHEDULE 13D

CUSIP No.  900262 50 2              Page  4  of 18  Pages

1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
            Warner Communications Inc.
            IRS No. 13-2696809

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
          a/   /         b /  /

3   SEC USE ONLY

4   SOURCE OF FUNDS*
            AF

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)                /   /

6   CITIZENSHIP OR PLACE OF ORGANIZATION
            Delaware

NUMBER OF               7   SOLE VOTING POWER
SHARES                        0
BENEFICIALLY
OWNED BY                8   SHARED VOTING POWER
EACH                          7,469,537 (See Item 5)
REPORTING
PERSON                  9   SOLE DISPOSITIVE POWER
WITH                          0

                        10   SHARED DISPOSITIVE POWER
                              7,469,537 (See Item 5)

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON
            7,469,537 shares (See Item 5)

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                    /   /

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            Approximately 5.3%

14   TYPE OF REPORTING PERSON*
            CO

*SEE INSTRUCTIONS BEFORE FILLING OUT!
INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE
ATTESTATION.

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                         SCHEDULE 13D

CUSIP No.  900262 50 2              Page 5  of  18  Pages

1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
            Warner Cable Communications Inc.
            IRS No. 13-3134949

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
          a /   /        b /   /

3   SEC USE ONLY

4   SOURCE OF FUNDS*
            AF

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)                /   /

6   CITIZENSHIP OR PLACE OF ORGANIZATION
            Delaware

NUMBER OF               7  SOLE VOTING POWER
SHARES                        0
BENEFICIALLY
OWNED BY                8  SHARED VOTING POWER
EACH                          6,004,338 (See Item 5)
REPORTING
PERSON                  9  SOLE DISPOSITIVE POWER
WITH                          0

                        10  SHARED DISPOSITIVE POWER
                              6,004,338 (See Item 5)

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON
            6,004,338 shares (See Item 5)

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                               /   /

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            Approximately 4.2%

14   TYPE OF REPORTING PERSON*
            CO

*SEE INSTRUCTIONS BEFORE FILLING OUT!
INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE
ATTESTATION.

                        SCHEDULE 13D

CUSIP No.  900262 50 2              Page 6 of  18  Pages

1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
            American Television and Communications Corp.
            IRS No. 13-2922502

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
          a /   /        b /   /

3   SEC USE ONLY

4   SOURCE OF FUNDS*
            N/A (See Item 3)

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)                /    /

6   CITIZENSHIP OR PLACE OF ORGANIZATION
            Delaware

NUMBER OF               7  SOLE VOTING POWER
SHARES                        0
BENEFICIALLY
OWNED BY                8  SHARED VOTING POWER
EACH                          17,010,889 (See Item 5)
REPORTING
PERSON                  9  SOLE DISPOSITIVE POWER
WITH                          0

                        10  SHARED DISPOSITIVE POWER
                              17,010,889 (See Item 5)

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON
            17,010,889 shares

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                      /    /

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            Approximately 12.4%

14   TYPE OF REPORTING PERSON*
            CO

*SEE INSTRUCTIONS BEFORE FILLING OUT!
INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE
ATTESTATION.

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                         SCHEDULE 13D

CUSIP No.  900262 50 2              Page 7  of  18  Pages

1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
            Time Warner Operations Inc.
            IRS No. 13-3544870

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
          a /  /         b /   /

3   SEC USE ONLY

4   SOURCE OF FUNDS*
            N/A (See Item 3)

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)               /   /

6   CITIZENSHIP OR PLACE OF ORGANIZATION
            Delaware


NUMBER OF               7  SOLE VOTING POWER
SHARES                        0
BENEFICIALLY
OWNED BY                8  SHARED VOTING POWER
EACH                          4,881,687
REPORTING
PERSON                  9  SOLE DISPOSITIVE POWER
WITH                          0

                        10  SHARED DISPOSITIVE POWER
                              4,881,687 (See Item 5)

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON
            4,881,687 shares

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*                   /  /

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            3.5%

14   TYPE OF REPORTING PERSON*
            CO

*SEE INSTRUCTIONS BEFORE FILLING OUT!
INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE
ATTESTATION.

                        AMENDMENT NO. 10 TO
                           SCHEDULE 13D

      Time Warner Inc., a Delaware corporation ("Time Warner"), Time TBS Holdings, Inc., a Delaware corporation ("Holdings"), Warner Communications Inc., a Delaware corporation ("WCI"), Warner Cable Communications Inc., a Delaware corporation ("WCCI"), American Television and Communications Corporation, a Delaware corporation ("ATC") and Time Warner Operations Inc., a Delaware corporation ("Operations"), hereby amend and supplement their statement on Schedule 13D relating to the Class B Common Stock, par value $.0625 per share (the "TBS Class B Common Stock"), of Turner Broadcasting System, Inc., a Georgia corporation ("TBS"), as originally filed with the Securities and Exchange Commission (i) by Holdings and Time Warner on June 15, 1987 and subsequently amended and restated in its entirety on August 31, 1995; and (ii) by WCCI and WCI on June 16, 1987 and subsequently amended and restated in its entirety on August 31, 1995. Time Warner, Holdings, WCI, ATC, Operations and WCCI are hereinafter collectively referred to as the "Reporting Persons".

      Pursuant to Rule 13D-1(f) under the Securities Exchange Act of 1934, the Reporting Persons have agreed, to file one statement with respect to their ownership of TBS Class B Common Stock, and the joint Schedule 13D of the Reporting Persons, is hereinafter referred to as the "Statement".


Item 4.   Purpose of Transaction.

     Item 4 of the Statement is hereby amended and supplemented by adding the following as the penultimate paragraph thereof:

          "On September 22, 1995 Time Warner and TBS issued a press release announcing that their Boards of Directors had approved plans to merge their respective companies. In the proposed merger, TBS shareholders will receive .75 Time Warner common shares for each share of TBS Class B Common Stock and each share of TBS Class A Common Stock, par value $.0625 per share (the "TBS Class A Common Stock"). Holders of TBS Class C Preferred Stock, par value $.125 per share (the "TBS Class C Preferred Stock") will receive 4.8 Time Warner common shares for each share of TBS Class C Preferred Stock. As a result of the merger, TBS will become a wholly owned subsidiary of Time Warner. The transaction is subject to, among other things, the approval by the Federal Communications Commission, regulatory review by antitrust authorities and approval by the shareholders of both companies. No assurance can be given that the transaction will be consummated. A copy of the press release is attached as an Exhibit to this Statement."


Item 5.    Interest in Securities of TBS.

      Item 5 of the Statement is hereby amended and supplemented by adding the following as the last paragraph of paragraphs (a) and (b):

     "In addition to the TBS shares beneficially owned by Time Warner as described above, in connection with the proposed merger described in Item 4, Liberty Media Corporation ("LMC") has agreed to grant Time Warner an option to acquire the 30.1 million shares of TBS Class B Common Stock and the 6.1 million shares of TBS Class C Common Stock beneficially owned by LMC and its subsidiaries in exchange for the same number of Time Warner shares such entities would have received in the proposed merger. The grant and exercise of such option is subject to a number of conditions."


Item 6.    Contracts, Arrangements, Understandings or
           Relationship with Respect to Securities of TBS.

     The first sentence of Item 6 of the Statement is hereby deleted and the following is inserted in lieu thereof:

     "In connection with the proposed merger described in Item 4 and subject to certain conditions, R.E. Turner III and LMC and certain of its subsidiaries have agreed to vote the shares of TBS Class A Common Stock, TBS Class B Common Stock and TBS Class C Preferred Stock owned by them in favor of the merger. Mr. Turner beneficially owns 55.1 million shares of TBS Class A Common Stock and 30.6 million shares of TBS Class B Common Stock. Reference is also made to the description of the agreements and discussions in Items 4 and 5 of this Statement.


Item 7     Material to be Filed as Exhibits.

      The exhibits listed on the accompanying Exhibit Index has been filed as part of this Statement and such Exhibit Index is incorporated herein by reference.


                        SIGNATURE

      After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:  September 22, 1995
                                  Time Warner Inc.

                          By:      /s/  Peter R. Haje
                          Name:   Peter R. Haje
                          Title:  Executive Vice President


                                   Time TBS Holdings, Inc.

                          By:      /s/ Thomas W. McEnerney
                          Name:   Thomas W. McEnerney
                          Title:  Vice President


                                   Warner Communications Inc.


                          By:      /s/ Thomas W. McEnerney
                          Name:   Thomas W. McEnerney
                          Title:  Vice President


                                   Warner Cable
                                     Communications Inc.


                          By:      /s/ Thomas W. McEnerney
                          Name:   Thomas W. McEnerney
                          Title:  Vice President


                                   American Television and
                                    Communications Corporation


                          By:      /s/ Thomas W. McEnerney
                          Name:   Thomas W. McEnerney
                          Title:  Vice President


                                   Time Warner Operations Inc.


                          By:      /s/ Thomas W. McEnerney
                          Name:   Thomas W. McEnerney
                          Title:  Vice President


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                              EXHIBIT INDEX

EXHIBIT           DESCRIPTION


Exhibit 7         Press Release of Time Warner dated September
                  22, 1995 relating to a proposed merger between Time Warner and Turner Broadcasting System,
                  Inc.

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